EXHIBIT 12

DELTA NATURAL GAS COMPANY, INC.
COMPUTATION OF THE CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES

	2015	2014	2013	2012	2011

Earnings
Net income	$6,496,081	$8,275,128	$7,200,776	$5,783,998	$6,364,895
Provisions for income taxes (a)	3,892,215	4,858,586	4,268,784	3,258,144	3,759,607
Fixed charges	2,623,662	2,694,187	2,770,935	4,321,256	4,112,798

Total	$13,011,958	$15,827,901	$14,240,495	$13,363,398	$14,237,300

Fixed Charges
Interest on debt (a)	$2,360,662	$2,424,587	$2,493,135	$3,969,025	$3,701,535
Amortization of debt expense	240,000	246,600	253,800	329,231	387,263
One third of rental expense	23,000	23,000	24,000	23,000	24,000

Total	$2,623,662	$2,694,187	$2,770,935	$4,321,256	$4,112,798

Ratio of earnings to fixed charges	4.96x	5.87x	5.14x	3.09x	3.46x

(a)
Interest accrued on uncertain tax positions, in accordance with Accounting Standards Codification Topic 740 - Income Taxes, is presented in income taxes on the Consolidated Statements of Income. This interest has been excluded from the determination of fixed charges.